Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock and Class B Common Stock

of

BENEFYTT TECHNOLOGIES, INC.

at

$31.00 Net Per Class A Share

No Consideration to be Paid Per Class B Share

by

Daylight Beta Corp.

a wholly-owned subsidiary of

Daylight Beta Parent Corp., an affiliate of Madison Dearborn Partners, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 20, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2020 (as the same may be amended, the “Merger Agreement”), by and among Daylight Beta Parent Corp., a Delaware corporation (“Parent”), Daylight Beta Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and Benefytt Technologies, Inc., a Delaware corporation (“Benefytt” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share, of Benefytt (the “Class A Shares”), whether vested or unvested, at a price of $31.00 per Class A Share, net to the seller in cash, without interest and less any applicable withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”). Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares” and, together with the Class A Shares, the “Shares”), for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” All holders of Class B Shares have agreed to exchange their Class B Shares into Class A Shares and tender such Class A Shares prior to the expiration of the Offer. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Benefytt (the “Merger”), with Benefytt continuing as the surviving corporation in the Merger as a direct wholly-owned subsidiary of Parent. As a result of the Merger, each (i) outstanding Class A Share (other than Class A Shares (1) held by Benefytt as treasury stock, (2) owned, directly or indirectly, by Parent or Purchaser, and (3) owned by Benefytt stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Class A Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price; and (ii) Class B Share outstanding or held in treasury by Benefytt immediately prior to the consummation of the Merger shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.

Following careful consideration the board of directors of Benefytt has: (i) determined that it is in the best interests of Benefytt and its stockholders to enter into the Merger Agreement, (ii) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (iii) declared advisable the Merger Agreement and the transactions contemplated thereby, and (iv) subject to Section 6.2 of the Merger Agreement and the terms and conditions of the Merger Agreement, resolved to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Purchaser pursuant to the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser or any wholly-owned subsidiary of Parent of at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of Benefytt’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer.

The Offer is conditioned upon, among other things:

(i) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) as of one minute after 11:59 p.m. Eastern Time on August 20, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, together with any Shares beneficially owned by Parent or any wholly-owned Subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (the “Minimum Condition”);

(ii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”);

(iii) the expiration or early termination of the waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition may be waived by Purchaser only with the prior written consent of Benefytt on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company LLC, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Class A Shares of Benefytt Technologies, Inc., a Delaware Corporation (“Benefytt” or the “Company”) at a price of $31.00 per Class A Share, net to the seller in cash, without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. Purchaser is also offering to acquire all of the outstanding Class B Shares of Benefytt, as further described herein, however no consideration will be paid for such Class B Shares. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” The following are some questions you, as a stockholder of Benefytt, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of Class A Common Stock, par value $0.001 per share (“Class A Shares”), and Class B Common Stock, par value $0.001 per share, (“Class B Shares” and, together with the Class A Shares, the “Shares”) of the Company.

Price Offered Per Share	$31.00 per Class A Share, net to the seller in cash, without interest and less any applicable withholding taxes. No consideration will be paid for Class B Shares.

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern Time, on August 20, 2020, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Daylight Beta Corp., a Delaware corporation and a wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation. Daylight Beta Parent Corp. is indirectly controlled by Madison Dearborn Partners VIII-A&C, L.P., a Delaware limited partnership.

The Benefytt Board’s Recommendation	The board of directors of Benefytt (the “Benefytt Board”) has recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my Shares?

Daylight Beta Corp. (“Purchaser”), a direct wholly-owned subsidiary of Daylight Beta Parent Corp. (“Parent”), is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of consummating the acquisition contemplated by the Merger Agreement. Parent is indirectly controlled by Madison Dearborn Partners VIII-A&C, L.P., a Delaware limited partnership, which is ultimately controlled by Madison Dearborn Partners, LLC (“MDP”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Benefytt. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement. Upon consummation of the Merger, Benefytt would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $31.00 per Class A Share, net to you in cash, without interest and less any applicable withholding taxes. We will not pay any consideration for Class B Shares tendered in the Offer. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes, Parent, Purchaser and Benefytt have entered into an Agreement and Plan of Merger, dated as of July 12, 2020 (as the same may be amended, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Benefytt (the “Merger”). If the Minimum Condition (as defined in Section 15—“Certain Conditions of the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Benefytt stockholders, subject to the terms and conditions set forth in the Merger Agreement.

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

•

there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) a number of Shares which, together with any Shares beneficially owned by Parent or any wholly-owned Subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (the “Minimum Condition”);

•

the expiration or early termination of the waiting period applicable to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•

there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the consummation of the Transactions; and

•	the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to a number of other conditions. We can waive some of the Offer Conditions without the consent of Benefytt. We cannot, however, waive the Minimum Condition without the consent of Benefytt. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other Transactions?

Yes. We estimate that we will need approximately $732 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of all outstanding “in-the-money” options and stock appreciation rights granted under Benefytt’s equity plans), to pay estimated related transaction fees and expenses, to repay certain indebtedness of Benefytt and to make certain payments in connection with the termination of Benefytt’s tax receivable agreement, dated as of February 13, 2013, with Health Plan Intermediaries Holdings, LLC, Health Plan Intermediaries, LLC and Health Plan Intermediaries Sub, LLC (the “Tax Receivable Agreement”). Madison Dearborn Capital Partners VIII-A, L.P., Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P., each a Delaware limited partnership advised by MDP (collectively, the “MDP Funds”) have provided Parent with an equity commitment letter, pursuant to which the MDP Funds have agreed to contribute to Parent up to $505,000,000 to purchase equity securities of Parent, subject to the satisfaction of certain customary conditions set forth in the equity commitment letter. Parent will contribute or otherwise advance to Purchaser the net proceeds from the MDP Funds’ equity investment, which, taken together with the proceeds of bank financing and preferred stock financing (collectively, the “Debt Financing”) arranged by Parent and Purchaser, we anticipate will be sufficient to purchase all of the Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditioned upon Parent and/or Purchaser obtaining third party Debt Financing, however Benefytt has agreed in the Merger Agreement to take certain actions to assist Parent and Purchaser obtain third party Debt Financing. See Section 11—“The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger;

•	Parent and Purchaser have sufficient committed sources of funds, including committed debt and equity financing, to purchase all Shares tendered pursuant to the Offer and to fund the Merger; and

•

the MDP Funds are private equity funds engaged in the purchase, sale and ownership of private equity investments and have no business operations other than investing and managing / monitoring investments; only the MDP Funds’ commitment to fund the equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern Time, on August 20, 2020 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two Nasdaq (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its then-scheduled Expiration Date if any condition to the Offer has not been satisfied or waived by Purchaser or Parent (to the extent waivable) as of the Expiration Date for one or more 10 business day periods (or such longer period as may be agreed to by the parties to the Merger Agreement) in order to permit the Offer Conditions to be satisfied; provided that if the sole unsatisfied Offer Condition (other than those conditions that by their terms are to be satisfied at the time that the Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”)), is the Minimum Condition, we are not required to make more than two such 10-business day extensions. We are also required to extend the Offer for any minimum period required by any law, rule, any interpretation or position of the SEC, the SEC staff or any rules and regulations of the Nasdaq Stock Market (“Nasdaq”) applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in respect of any change in the Offer Price).

In addition, we may (but are not required to) extend the offer for successive periods of up to five business days if, as of any scheduled Expiration Date: (1) all of the Offer Conditions have been satisfied or waived (other than the conditions that are to be satisfied at the Offer Acceptance Time), (2) the full amount of the Debt Financing has not been funded and will not be available to be funded at the closing of the Offer and (3) Parent and Purchaser acknowledge and agree in writing that the Offer Conditions relating to the accuracy of the Company’s representations and warranties in the Merger Agreement and the absence of a Company Material Adverse Effect (in each case described in Section 15—“Certain Conditions to the Offer”) will be deemed to have been satisfied or waived from and after the initial extension of the Offer (if such Offer Conditions were actually satisfied at the time of such extension).

In no event will we be required or permitted to extend our Offer beyond November 9, 2020 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

Can the Offer be terminated?

Unless the Merger Agreement is terminated in accordance with its terms, Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Benefytt.

What will happen if the Merger Agreement is terminated before the Offer is accepted?

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause the Depositary to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the shareholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through the Book-Entry Transfer Facility. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such two trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after September 22, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares.

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the Benefytt Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Benefytt Board. The Benefytt Board has:

•	determined that it is in the best interests of Benefytt and its stockholders to enter into the Merger Agreement;

•

approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein;

•	declared advisable the Merger Agreement and the transactions contemplated thereby; and

•

subject to Section 6.2 of the Merger Agreement and the terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer by tendering their Class A Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Benefytt.”

Do I have to vote to approve the Offer or the Merger?

No. Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If, following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates equal at least one Share more than a majority of all issued and outstanding Shares as of one minute after 11:59 p.m., Eastern Time, on August 20, 2020, unless the Offer is extended in accordance with the terms of the Merger Agreement (as may be so extended, the “Expiration Date”) and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for Benefytt.”

Upon successful consummation of the Offer, will Benefytt continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Benefytt will be required in connection with the Merger. If the Merger takes place, Benefytt will no longer be publicly-owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Following consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Shares, and Benefytt will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer and the other conditions to the Offer and the Merger have been satisfied, then Purchaser will be merged with and into Benefytt. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Benefytt’s consent. If the Merger takes place, Parent will own all of the Shares, and all remaining Class A Shares outstanding immediately prior to the the effective time of the Merger (the “Effective Time”) (other than Class A Shares (1) held by Benefytt as treasury stock, (2) owned, directly or indirectly, by Parent or Purchaser (each Class A Share referred to in clauses (1) and (2), an “Excluded Share”), and (3) owned by Benefytt stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Class A Shares in accordance with Section 262 of the DGCL (each Class A Share referred to in clause (3), a “Dissenting Share”)) will be converted into the right to receive $31.00 per Class A Share in cash, without interest and less any applicable withholding taxes. Each Class B Share outstanding or held in treasury by Benefytt immediately prior to the consummation of the Merger shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor. See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Benefytt are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to and comply in all respects with the applicable legal requirements, will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand, and properly demand, appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Merger (the “Surviving Corporation”) may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal, or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. A copy of Section 262 of the DGCL has been filed as Annex B to Benefytt’s Solicitation/Recommendation Statement on Schedule 14D-9. See Section 12—“Purpose of the Offer; Plans for Benefytt.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Excluded Shares, Dissenting Shares or any Class B Shares outstanding or held in treasury) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes or deductions required by applicable law. Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you will be paid earlier and that no appraisal rights will be available. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Benefytt will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, Benefytt will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 10, 2020, the last trading day before execution of the Merger Agreement was announced, the last sale price of a Class A Share reported on Nasdaq was $22.37 per Class A Share. The Offer Price represents a 59% premium to Benefytt’s 30-day volume-weighted average price per Class A Share as of the close of trading on July 10, 2020. On July 23, 2020, the last trading day before we commenced the Offer, the last sale price of the Class A Shares reported on Nasdaq was $31.02 per Class A Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. We have entered into a tender and support agreement (the “Tender Agreement”) with Michael W. Kosloske, Benefytt’s founder, and certain entities controlled by Mr. Kosloske (collectively, the “Founder Parties”), who beneficially owned approximately 544,363 Class A Shares and 687,667 Class B Shares as of the date of the Merger Agreement. These Shares collectively constitute approximately 8.6% of the total outstanding Shares and the total voting power of the Shares. Parent, together with Benefytt, have also entered into an exchange agreement (the “Exchange Agreement”) with Health Plan Intermediaries, LLC, Health Plan Intermediaries Sub, LLC (together, the “Kosloske Entities”) and Health Plan Intermediaries Holdings, LLC (“Holdings”), pursuant to which the Kosloske Entities have agreed to exchange all of the Series B Membership Interests of Holdings held by them for Class A Shares on a one-to-one basis and the Kosloske Entities’ Class B Shares will be automatically cancelled on the Expiration Date (the “Founder Exchange”). Pursuant to the Tender Agreement, Mr. Kosloske has agreed, among other things, to tender all of the Shares beneficially owned by him pursuant to the terms of the Offer immediately following the Founder Exchange, and in any event not later than the Expiration Date. See Section 11—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between MDP and Benefytt’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of Benefytt’s current management has discussed or entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for Benefytt.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Class A Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $31.00 per Share in cash, without interest and less any applicable withholding taxes, promptly following expiration of the Offer. No payment will be made in respect of Class B Shares tendered in the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer and the Merger?

Stock options to purchase Shares and stock appreciation rights are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each outstanding equity award will be cancelled and converted into the right to receive cash consideration equal to (x) $31.00 minus the applicable per share exercise price of such award, multiplied by (y) the number of Shares subject to the equity award, subject to any required tax withholdings, payable shortly after the closing of the Merger (the “Award Cash-out Payment”). Any options or stock appreciation rights with a per share exercise price equal to or greater than $31.00 will be cancelled at the Effective Time for no payment or consideration. Benefytt’s equity incentive plans will terminate as of the Effective Time. See Section 11—“The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of certain material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights.

Who should I talk to if I have additional questions about the Offer?

You may call D.F. King & Co, Inc., the Information Agent for the Offer, toll-free at (888) 628-8208 or you may contact them by email at benefytt@dfking.com. Banks and brokers may call (212) 269-5550.

INTRODUCTION

To the Holders of Shares of Class A Common Stock and Class B Common Stock of Benefytt Technologies, Inc.:

Daylight Beta Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Daylight Beta Parent Corp. (“Parent”), a Delaware corporation controlled by Madison Dearborn Partners Fund VIII-A&C, L.P. (“MDP GP”), hereby offers to purchase for cash all outstanding shares of Class A Common Stock, par value $0.001 per share (each, a “Class A Share”), whether vested or unvested, of Benefytt Technologies, Inc., a Delaware corporation (“Benefytt” or the “Company”), at a price of $31.00 per Class A Share, net to the seller in cash, without interest and less any applicable withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), and all outstanding shares of Class B Common Stock, par value $0.001 per share (each, a “Class B Share” and, together with the Class A Shares, the “Shares”) of Benefytt, for no consideration ($0.00), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on August 20, 2020, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as may be so extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2020 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and Benefytt. The Merger Agreement provides that Purchaser will be merged with and into Benefytt (the “Merger”) with Benefytt continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A Share outstanding immediately prior to the Effective Time (other than Class A Shares (1) held by Benefytt as treasury stock, (2) owned, directly or indirectly, by Parent or Purchaser (each Class A Share referred to in clauses (1) and (2), an “Excluded Share”), and (3) owned by Benefytt stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Class A Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (each Class A Share referred to in clause (3), a “Dissenting Share”)) will be converted into the right to receive $31.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). Each Class B Share outstanding or held in treasury by Benefytt immediately prior to the Effective Time shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Benefytt equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company LLC, as depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration the board of directors of Benefytt has: (i) determined that it is in the best interests of Benefytt and its stockholders to enter into the Merger Agreement, (ii) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (iii) declared advisable the Merger Agreement and the transactions contemplated thereby, and (iv) subject to Section 6.2 of the Merger Agreement and the terms and conditions of the Merger Agreement, resolved to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Purchaser pursuant to the Offer.

A more complete description of the Benefytt Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Benefytt’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of Benefytt with this Offer to Purchase.

The Offer is conditioned upon, among other things:

(i) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) as of one minute after 11:59 p.m., Eastern Time, on August 20, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, together with any Shares beneficially owned by Parent or any wholly-owned Subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (the “Minimum Condition”);

(ii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”);

(iii) the expiration or early termination of the waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Benefytt. We cannot, however, waive the Minimum Condition without the consent of Benefytt. See Section 15—“Certain Conditions of the Offer.”

Benefytt has advised Parent that, as of the close of business on July 16, 2020, there were 13,567,640 Class A Shares and 687,667 Class B Shares issued and outstanding (constituting a total of 14,255,307 shares issued and outstanding). Assuming that no Shares are issued after July 16, 2020, a minimum of 7,127,655 Shares would need to be validly tendered and not withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Benefytt immediately prior to the Effective Time will be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to approve the Merger without the vote of any other stockholder of Benefytt pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Class A Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” Purchaser will also accept all Class B Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights,” however no payment will be made in respect of such Class B Shares. The term “Expiration Date” means one minute after 11:59 p.m., Eastern Time, on August 20, 2020, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.”

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date: (i) for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq Stock Market (“Nasdaq”) applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) and (ii) if any condition to the Offer has not been satisfied or waived by Purchaser or Parent (to the extent waivable) as of such Expiration Date, for one or more 10-business day periods (or such longer period as may be agreed to by the parties to the Merger Agreement) in order to permit the Offer Conditions to be satisfied; provided that if the sole unsatisfied Offer Condition (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser is not required to make more than two such 10-business day extensions. In no event will Purchaser be required to extend the Offer beyond November 9, 2020 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may (but is not required to) extend the offer for successive periods of up to five business days if, as of any scheduled Expiration Date: (1) all of the Offer Conditions have been satisfied or waived (other than the conditions that are to be satisfied at the Offer Acceptance Time), (2) the full amount of the Debt Financing has not been funded and will not be available to be funded at the closing of the Offer and (3) Parent and the Purchaser acknowledge and agree in writing that the Offer Conditions relating to the accuracy of the Company’s representations and warranties in the Merger Agreement and the absence of a Company Material Adverse Effect (in each case described in Section 15—“Certain Conditions to the Offer”) will be deemed to have been satisfied or waived from and after the initial extension of the Offer (if such Offer Conditions were actually satisfied at the time of such extension).

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to: (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition) or (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Purchaser may not, however, without the prior written consent of the Company, (A) amend or waive the Minimum Condition, (B) decrease the Offer Price or (C) make any change to the Offer that: (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) reduces the number of Class A Shares to be purchased in the Offer to less than the amount required to satisfy the Minimum Condition, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, except as permitted by the Merger Agreement, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects any holder of Class A Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, or

(6) provides for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day on which banks are not required or authorized by law to close in New York City.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, promptly after the termination of the Offer or withdrawal of such Shares, Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause the Depositary to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause the Depositary to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

Benefytt has provided Purchaser with Benefytt’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Benefytt’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Class A Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.” No Payment will be made in respect of Class B Shares.

In all cases, payment for Class A Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable the certificates evidencing such Shares (the “Share Certificates”) or, if the Class A Shares are held via a book entry at The Depository Trust Company, (the “Book-Entry Transfer Facility”) confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letter of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled

“Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.

if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint the designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Benefytt’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion of the amount of any payments made to certain stockholders pursuant to the Offer with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, unless, (a) each such stockholder who is a “U.S. person” as defined in the instructions to the IRS Form W-9 provides the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal, (b) the IRS does not notify the Depositary that the TIN provided is incorrect, (c) the IRS does not notify the Depositary to withhold interest or dividends because you have underreported interest or dividends on your income tax return, and (d) such stockholder certifies that they are not subject to backup withholding for underreporting of interest and dividends. Certain stockholders (including, among others, certain corporations and certain non-United States individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to United States federal backup withholding (currently imposed at a rate of 24%). All stockholders surrendering Shares pursuant to the Offer who are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each stockholder who is not such a U.S. person must submit an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary or from the IRS website at: http://www.irs.gov/w8) certifying, under penalties of perjury, to such Non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 22, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-United States jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	a government organization;

•	a person holding Shares through a partnership or other entity or arrangement classified as a partnership or disregarded entity for United States federal income tax purposes, including S corporations;

•	a dealer, trader or broker in stocks and securities, commodities or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person who received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who holds Shares as “qualified small business stock” within the meaning of Section 1202 or Section 1045 of the Code;

•	a person that actually or constructively owns five percent or more of the total combined voting power or value of our Shares;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code);

•	a person who is deemed to sell Shares under the constructive sale provisions of the Code;

•	an accrual method taxpayer subject to Section 451(b) of the Code;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction or as part of a synthetic security;

•	a United States expatriate; or

•	certain former citizens and long-term residents of the United States.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (A) (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it was in existence on August 20, 1996 and has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to United States federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must calculate gain or loss separately with respect to each such block of Shares.

If you are tendering unvested restricted Shares, your tax treatment may be different than as described herein.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be subject to backup withholding at the applicable rate (currently 24%) unless the applicable United States holder or other payee provides its valid TIN and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder who is a “U.S. person” (as defined in the instructions to IRS Form W-9) should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” United States holders who fail to furnish a TIN in the manner required may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current United States Treasury regulations.

Non-United States Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner of Shares that is not a United States holder or a partnership for United States federal income tax purposes.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be exempt from United States federal income tax unless:

•

the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Benefytt is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes during the shorter of the Non-United States holder’s holding period or the five years preceding the sale, and certain exceptions do not apply.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States holder. In addition, if a Non-United States holder described in the first bullet point above is a non-United States corporation for United States federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed United States federal income tax returns with respect to such losses.

Benefytt has not been, is not and does not anticipate becoming a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event Benefytt is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time), provided that our common stock is regularly traded, as defined by applicable United States Treasury regulations, on an established securities market, Shares will be treated as “United States real property interests,” subject to United States federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares during the shorter of the five year period ending on date of the Offer Acceptance Time (or, if applicable, the Effective Time), or period that the Non-United States holder held the Shares.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding (currently imposed at a rate of 24%) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger (or pursuant to the exercise of appraisal rights) unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” IRS Forms W-8 are available for download from the IRS website at: http://www.irs.gov/w8.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each Non-United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current United States Treasury regulations.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER (OR THE EXERCISE OF APPRAISAL RIGHTS) ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6. Price Range of Shares; Dividends.

The Class A Shares are listed on the Nasdaq under the symbol “BFYT.” The Class B Shares are not listed on any stock exchange and there is no market for such shares. The following table sets forth for the indicated periods the high and low sales prices of the Class A Shares as reported on Nasdaq. Benefytt has not declared or paid any dividends during the applicable periods.

	High	Low
Year Ended December 31, 2018:
First Quarter	$36.65	$21.20
Second Quarter	35.80	21.65
Third Quarter	62.90	30.70
Fourth Quarter	63.13	22.17

Year Ended December 31, 2019:
First Quarter	46.60	25.76
Second Quarter	35.00	18.27
Third Quarter	27.08	16.25
Fourth Quarter	27.95	15.95

Year Ending December 31, 2020:
First Quarter	31.49	15.60
Second Quarter	26.28	16.95
Third Quarter (through July 23, 2020)	31.42	18.05

The Offer Price represents a 59% premium to Benefytt’s 30-day volume-weighted average price as of the close of trading on July 10, 2020, the last trading day prior to the announcement of the signing of the Merger Agreement. On July 23, 2020, the last trading day prior to the original printing of this Offer to Purchase, the last per share sale price of the Shares reported on Nasdaq was $31.02 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement prohibits the declaration or payment of any dividend or other distribution with respect to Benefytt common stock, unless consented to by Parent in writing.

7. Certain Information Concerning Benefytt.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Available Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue.

General. Headquartered in Tampa, Florida, Benefytt is a technology driven distributor of Medicare, health and life insurance products that meet the demands and needs of its consumers. Benefytt actively markets products to individuals through televised commercials, e-commerce platforms and digital marketing campaigns, strategic marketing partner relationships, and other licensed-agent distribution channels, consisting of both its internal distribution network, and an external distribution network of independently owned and operated distributors. Benefytt’s principal executive offices are at 3450 Buschwood Park Dr., Suite 200, Tampa, Florida 33618 and its telephone number is (813) 397-1187.

Available Information. Benefytt is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Benefytt’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity incentive awards granted to them), the principal holders of Benefytt’s securities, any material interests of such persons in transactions with Benefytt, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Benefytt’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available free of charge at the SEC’s website at www.sec.gov. Benefytt also maintains a website at www.benefytt.com. The information contained in, accessible from or connected to Benefytt’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Benefytt’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Parent and Purchaser are indirectly controlled by MDP GP, which is the general partner of Madison Dearborn Capital Partners VIII-A, L.P., Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P., each a Delaware limited partnership advised by MDP (collectively, the “MDP Funds”). The principal office for each of Parent and Purchaser, the MDP Funds, the MDP GP, and MDP is located at c/o Madison Dearborn Partners, LLC, 70 West Madison Street, Suite 4600, Chicago, IL 60602 and the telephone number of these entities is (312) 895-1000. Purchaser and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of MDP is as a private equity investment firm.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, the MDP Funds, MDP GP, MDP and certain other entities formed by the MDP Funds in connection with the Offer are set forth in Schedule I to this Offer to Purchase.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, the MDP Funds, MDP GP or MDP nor, to the best knowledge of MDP, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares or any other equity securities of Benefytt and (ii) none of Parent, Purchaser, the MDP Funds, MDP GP or MDP, nor, to the best knowledge of MDP, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares or any other equity securities of Benefytt during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, the MDP Funds, MDP GP or MDP, nor, to the best knowledge of MDP, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Benefytt or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, the MDP Funds, MDP GP or MDP nor, to the best knowledge of MDP, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Benefytt, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

On September 4, 2019, an affiliate of Amynta Holdings LLC (“Amynta”), which is partially and indirectly owned by Madison Dearborn Capital Partners VII-A, L.P., Madison Dearborn Capital Partners VII Executive-A, L.P. and Madison Dearborn Capital Partners VII-C, L.P., executed a non-disclosure agreement with Benefytt relating to a potential transaction. Amynta submitted an indication of interest to Benefytt’s investment bankers on September 23, 2019, however Amynta was not invited to proceed to the next round of Benefytt’s process.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser, the MDP Funds, MDP GP or MDP nor, to the best knowledge of MDP, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Benefytt or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Purchaser, the MDP Funds, MDP GP or MDP or any of their respective subsidiaries or, to the best knowledge of MDP, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Benefytt or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Benefytt’s securities, an election of Benefytt’s directors or a sale or other transfer of a material amount of Benefytt’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of Parent, Purchaser, the MDP Funds, MDP GP or MDP, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent, Purchaser, the MDP Funds, MDP GP or MDP, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits are available on the SEC’s website at http://www.sec.gov.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all of the Shares pursuant to the Offer, (ii) to complete the Merger (which estimate includes payment in respect of all outstanding “in-the-money” options and stock appreciation rights granted under Benefytt’s equity plans), (iii) to pay estimated related transaction fees and expenses, (iv) to repay certain indebtedness of Benefytt and (v) to make certain payments in connection with the termination of the Tax Receivable Agreement, will be approximately $732 million. Parent and Purchaser anticipate funding these payments through the issuance of equity of Parent and the incurrence or issuance of debt and/or equity of Purchaser, including the Debt Financing as described herein.

Bank Financing. Purchaser has received a commitment letter, dated as of July 12, 2020 (as amended, supplemented or otherwise modified, the “Bank Commitment Letter”), from Truist Bank and SunTrust Robinson Humphrey, Inc. (together with Truist Bank and any additional lenders that become party thereto via joinder or otherwise, collectively, the “Bank Financing Sources”) pursuant to which the Bank Financing Sources made debt commitments for the purpose of refinancing certain indebtedness of Benefytt and to finance certain other working capital needs, capital expenditures and other general corporate needs (such commitments, the “Bank Financing”). The proceeds of the Bank Financing, together with equity contributions from the MDP Funds (and any co-investors), and the proceeds of the Preferred Stock (as defined below) financing will be sufficient to fund the acquisition of Benefytt, to refinance the indebtedness of Benefytt described below, and to pay the fees, premiums, expenses and other transaction costs incurred in connection with the foregoing.

Pursuant to the Bank Commitment Letter, the Bank Financing Sources have committed to provide, subject to the terms and conditions of the Bank Commitment Letter, (i) a senior secured revolving credit facility in an aggregate principal amount equal to $65.0 million (the “Revolving Credit Facility”), and (ii) a senior secured term loan facility in an aggregate principal amount of $142.5 million (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”), in each case with a term of three years from the closing of the Credit Facilities. To the extent the Company makes scheduled amortization payments and/or any prepayments of the Term Loan Facility between the date of the Merger Agreement and the Effective Time, the aggregate principal amount of the Term Loan Facility commitments shall be reduced on a dollar for dollar basis. The Credit Facilities are expected to bear interest, at the borrower’s option, at a rate equal to (i) the “Base Rate” (defined as the highest of (x) the prime rate (as determined by Truist Bank), (y) the federal funds rate plus 0.50% per annum, or (z) a daily Eurodollar rate based on an interest period of one month plus 1.0% per annum, which in any case shall not be less than 0%) plus the “Applicable Rate” for loans bearing interest at the Base Rate (as set forth below) or (ii) the “Eurodollar Rate” (based on LIBOR) plus the “Applicable Rate” for loans bearing interest at the Eurodollar Rate (as set forth below), subject to a 0% Eurodollar floor. The “Applicable Rate” shall be determined as set forth in the grid below:

Consolidated Total Net Leverage Ratio	Applicable Margin for Eurodollar Rate Loans	Applicable Margin for Base Rate Loans
Greater than 2.00:1.00	2.00%	1.00%
Less than or equal to 2.00:1.00 but greater than 1.00:1.00	1.75%	0.75%
Less than or equal to 1.00:1.00	1.50%	0.50%

The commitments will be secured by a perfected first priority security interest in substantially all present and after-acquired assets of Purchaser, Benefytt and each of Benefytt’s direct and indirect wholly owned domestic subsidiaries, subject to customary exceptions (the “Loan Parties”).

The funding of the Bank Financing is subject, among other things, to the execution by the Loan Parties and delivery of the definitive documentation of the Bank Financing; receipt of the MDP Funds’ equity contribution; consummation of the debt refinancing described above; consummation of the Transactions in all material respects in accordance with the Merger Agreement; absence of any Company Material Adverse Effect (as defined in the Merger Agreement); the Bank Financing Sources’ receipt of certain historical and pro forma financial information; an inside date of 30 days following the date of the Merger Agreement and certain other customary closing conditions.

The foregoing summary of certain provisions of the Bank Commitment Letter and all other provisions of the Bank Commitment Letter discussed herein are qualified by reference to the full text of the Bank Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Preferred Equity Financing. Daylight Beta Intermediate Corp., a Delaware corporation (“Intermediate”), an indirect parent company of Purchaser, has received a commitment letter, dated as of July 12, 2020 (as amended, supplemented or otherwise modified, the “Preferred Commitment Letter” and, together with the Bank Commitment Letter, the “Debt Commitment Letters”), from HPS Investment Partners, LLC (together with its affiliate and any funds, entities, investors or accounts that it manages, sponsors, administers or advises, collectively, the “Preferred Purchasers”) pursuant to which the Preferred Purchasers made commitments to purchase 100% of the Series A preferred stock of Intermediate (such stock, the “Preferred Stock”). The proceeds of the Preferred Stock and the Bank Financing, together with the proceeds of equity contributions from the MDP Funds (and any co-investors), will be used to fund the acquisition of Benefytt and to pay the fees, premiums, expenses and other transaction costs incurred in connection with the foregoing.

Pursuant to the Preferred Commitment Letter, the Preferred Purchasers have committed to purchase, subject to the terms and conditions of the Preferred Commitment Letter, 87,500 shares of a single class of non-convertible Series A Preferred Stock of Intermediate, with an initial liquidation preference of $1,000 per share and an aggregate initial liquidation preference of $87.5 million. The Preferred Stock shall accrue dividends at a rate equal to (i) 12.5% per annum for the first eight years after the date of issuance thereof and (ii) an additional 1.0% per annum on each anniversary after the eighth anniversary of the date of issuance. The Preferred Stock has no maturity and will remain outstanding indefinitely unless redeemed by the Issuer. The Preferred Stock will rank senior to Intermediate’s common equity.

The purchase of the Preferred Stock is subject, among other things, to the execution by Intermediate and delivery of the definitive documentation of the Preferred Stock; receipt of the MDP Funds’ equity contribution; consummation of the Transactions in all material respects in accordance with the Merger Agreement; receipt of the proceeds of the Bank Financing and substantially concurrent repayment in full or refinancing of Benefytt’s existing credit facility; and certain other customary closing conditions.

The foregoing summary of certain provisions of the Preferred Commitment Letter and all other provisions of the Preferred Commitment Letter discussed herein are qualified by reference to the full text of the Preferred Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO and incorporated herein by reference.

Equity Financing. Parent has received an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the MDP Funds have committed to contribute to Parent their pro rata portion of an amount of cash consideration up to $505,000,000 to purchase equity securities of Parent solely for the purpose of funding, and to the extent necessary to fund, a portion of the amounts required to be paid by Parent under the Merger Agreement at the Offer Acceptance Time and at the closing of the Merger and related fees and expenses (the “Closing Payments”) (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of each of the MDP Funds’ pro rata portion of the Equity Financing is subject to (i) there having been no amendment or modification to the Merger Agreement other than in accordance with the terms set forth therein (which include, in some circumstances, seeking the consent of Financing Sources), (ii) the satisfaction or waiver by Parent of each of the conditions to Parent’s obligations to consummate the Offer and the Merger (other than the conditions that by their nature are to be satisfied at the Offer Acceptance Time or the closing of the Merger, as applicable, but subject to the prior or substantially concurrent satisfaction (or waiver by Parent) of such conditions), (iii) the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, and (iv) the consummation and funding of the Debt Financing. The funding of the Equity Financing will occur contemporaneously with the closing of the Merger. The MDP Funds’ equity commitment is subject to reduction (x) in the event that the full amount of the equity commitment is not necessary in order to consummate the transactions contemplated by the Merger Agreement and (y) on a dollar for dollar basis for purchases in cash actually made and funded to Parent on or prior to the closing of the Merger by co-investors (including affiliates of the MDP Funds) for equity securities of Parent and provided that the cash amount so purchased remains funded and available for use by Parent to make the Closing Payments.

The MDP Funds’ obligation to fund its equity commitment will terminate automatically and immediately upon the earliest to occur of (i) the closing of the Merger, provided that the MDP Funds (and co-investors, if any) have funded the Equity Financing, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) Benefytt or its affiliates commencing a suit, action or proceeding against the MDP Funds or their affiliates (including MDP and MDP GP), Parent or Purchaser relating to the Equity Commitment Letter, the Limited Guarantee (as defined below), the Offer, the Merger Agreement, the Debt Commitment Letters or the transaction contemplated thereby (other than certain retained claims as set forth in the Limited Guarantee), or (iv) any event that terminates or satisfies the MDP Funds’ obligations under the Limited Guarantee (as defined below).

Benefytt is a third party beneficiary under the Equity Commitment Letter and has the right to enforce, and to cause Parent to enforce, the terms of the Equity Commitment Letter solely for the purpose of seeking specific performance of Parent’s right to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter (solely to the extent that Parent can cause the Equity Financing to be funded pursuant to the terms of the Equity Commitment Letter and seek specific performance under the terms of the Merger Agreement).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO-T and which is incorporated herein by reference.

Limited Guarantee. Concurrently with the execution and delivery of the Merger Agreement, the MDP Funds executed and delivered to Benefytt a limited guarantee (the “Limited Guarantee”) in favor of Benefytt guaranteeing their pro rata portion of Parent’s obligations to pay the Parent Termination Fee (as described in Section 11—“The Merger Agreement; Other Agreements—Parent Termination Fee”) pursuant to Section 8.5 of the Merger Agreement (the “Guaranteed Obligations”); provided that in no event will the maximum amount of the Guaranteed Obligations exceed $29,400,000 in the aggregate.

The MDP Funds will have no further liabilities or obligations under the Limited Guarantee upon the earliest to occur of (i) the closing of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination for which the Parent Termination Fee is due and owing (a “Qualifying Termination”)), or (iii) the 60th day after a Qualifying Termination unless prior to the 60th day after a Qualifying Termination, Benefytt has commenced a suit, action or proceeding alleging that the Parent Termination Fee is due and owing (a “Qualifying Suit”). If Benefytt has filed a Qualifying Suit prior to the 60th day after a Qualifying Termination, then the MDP Funds’ will have no further liabilities and obligations under the Limited Guarantee following the earliest of (w) the closing of the Merger, (x) a final, non-appealable resolution of such Qualifying Suit determining that either Parent does not owe a Parent Termination Fee or that the MDP Funds do not owe any amounts under the Limited Guarantee, (y) a written agreement between the MDP Funds and Benefytt terminating the MDP Funds’ liabilities and obligations under the Limited Guarantee, or (z) payment of the Guaranteed Obligations in full by Parent or the MDP Funds.

In addition, in the event that Benefytt or any of its affiliates commence any suit, action or proceeding (a) asserting that the MDP Funds are liable in excess of or to a greater extent than the Parent Termination Fee or the provisions of the Limited Guarantee are illegal, invalid or unenforceable, (b) arising under, or in connection with, the Limited Guarantee, the Offer, the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letters or the transactions contemplated thereby (other than certain retained claims as set forth in the Limited Guarantee), (c) asserting any retained claims in a jurisdiction other than Delaware, then (x) the obligations of the MDP Funds under the Limited Guarantee will terminate, (y) the MDP Funds will be entitled to recover any previous payments made under the Limited Guarantee, and (z) neither the MDP Funds nor any of their affiliates will have any liability to Benefytt or its affiliates under the Limited Guarantee.

10. Background of the Offer; Past Contacts or Negotiations with Benefytt.

The following is a description of MDP’s participation in a process with Benefytt that resulted in the execution of the Merger Agreement. For a review of Benefytt’s activities relating to this process, please refer to Benefytt’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to MDP in this section may be references to affiliates and representatives of MDP, and to actions to be taken by or on behalf of Parent or Purchaser, entities that are controlled by MDP.

On September 4, 2019, an affiliate of Amynta Holdings LLC (“Amynta”), which is partially and indirectly owned by Madison Dearborn Capital Partners VII-A, L.P., Madison Dearborn Capital Partners VII Executive-A, L.P. and Madison Dearborn Capital Partners VII-C, L.P., executed a non-disclosure agreement with Benefytt relating to a potential transaction. Amynta submitted an indication of interest to Benefytt’s investment bankers on September 23, 2019, however Amynta was not invited to proceed to the next round of Benefytt’s process. Amynta did not have any further engagement with Benefytt or its representatives.

On May 19, 2020, a representative of MDP called Gavin Southwell, President and Chief Executive Officer of Benefytt, and expressed that MDP might have interest in exploring a potential transaction with Benefytt. There was no discussion of valuation and no proposal was made during this initial call with this person.

On May 21, 2020, Benefytt entered into a confidentiality agreement with MDP. Later on May 21, representatives of MDP met with members of Benefytt’s senior management in an introductory meeting. In addition, during the period between May 21 and June 9, 2020, members of Benefytt’s senior management participated in, with representatives of Benefytt’s financial advisor, BofA Securities, Inc. (“BofA Securities”) and Benefytt’s legal counsel, Weil, Gotshal & Manges (“Weil”), in attendance, numerous due diligence sessions with MDP on various subjects, including finance, operations and legal due diligence matters. During this time period, Benefytt continued to make additional information available to MDP and its advisors through BofA Securities, including in response to requests for further information and diligence requests made by MDP.

On June 9, 2020, representatives of MDP met with members of Benefytt’s senior management, during which meeting the parties discussed the potential acquisition of Benefytt by funds affiliated with MDP. Later on June 9, 2020, MDP submitted a non-binding proposal to Benefytt that included proposals to either (i) acquire 100% of the equity of Benefytt for $30.00 per share in cash or (ii) acquire a minority interest in Benefytt pursuant to a recapitalization transaction and investment in convertible preferred stock of Benefytt, noting MDP’s preference for a whole company acquisition of Benefytt.

On June 10, 2020, a representative of BofA Securities provided MDP with a counter proposal from Benefytt at $32.00 per share.

On June 11, 2020, MDP submitted a revised non-binding proposal to acquire all outstanding equity interests of Benefytt for $31.00 per share in cash and indicated that this revised proposal was being submitted with the expectation that MDP would be provided with exclusivity in order to progress expeditiously toward the entry into a negotiated, definitive transaction agreement with Benefytt.

On June 12, representatives of Weil and Kirkland & Ellis LLP, outside legal counsel to MDP (“Kirkland”) negotiated the terms of the Exclusivity Agreement. On the same day, Benefytt and MDP entered into the Exclusivity Agreement providing for, among other things, an exclusivity period ending at 11:59 p.m. Eastern Time on July 5, 2020.

Beginning on June 15, 2020, MDP and its advisors were given access to a virtual data room with non-public information and materials regarding Benefytt, including information on Benefytt’s operations and business as well as certain contractual, legal, compliance and employment matters. MDP also began to conduct numerous due diligence sessions with Benefytt management and advisors on various subjects, including legal, finance and operations due diligence matters.

On June 18, 2020, Weil provided an agreement and plan of merger to Kirkland, which contemplated a one-step merger transaction structure. On June 19, 2020, Weil provided an exchange and termination agreement to Kirkland, which contemplated, among other things, (i) the agreement by the Series B Members of Health Plan Intermediaries Holdings, LLC (“Holdings”) to exchange their Series B Membership Interests in Holdings for an equal number of Class A Shares immediately prior to the effective time contemplated by the merger agreement and (ii) the termination of the tax receivable agreement in exchange for the payment to the Series B Members of Holdings the termination fee contemplated thereunder.

On June 29, 2020, Kirkland delivered comments to the merger agreement to Weil that, among other things, revised the structure of the transaction as a cash tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL following consummation of the offer. From June 29, 2020 until July 12, 2020, Weil and Kirkland negotiated the terms and exchanged drafts of the merger agreement.

On July 3, 2020, Weil delivered a revised merger agreement to Kirkland. Also on July 3, Kirkland and Weil negotiated the terms of an amendment to the Exclusivity Agreement, and Benefytt and Parent entered into such amendment, extending the exclusivity period to 11:59 p.m. EST on July 12, 2020.

On July 3, 2020, Kirkland delivered comments on the exchange and termination agreement to Weil, as well as a support agreement, limited guarantee and equity commitment letter. On July 6, 2020, Weil delivered comments on the equity commitment letter, limited guarantee, support agreement, and exchange and termination agreement to Kirkland. The comments on the support agreement reflected the inclusion of a change in recommendation by the Benefytt Board as a termination event under the support agreement.

On July 7, 2020, representatives of Weil and Kirkland had a call to discuss the open points in the merger agreement and the points that would be raised in MDP’s latest comments on the merger agreement. Kirkland sent a revised draft of the merger agreement to Weil on July 8, 2020. The primary open points in the July 8th draft of the merger agreement related to: (i) MDP’s proposals with respect to the circumstances in which Merger Sub would be obligated to extend the offer period; (ii) MDP’s proposals regarding conditions to the offer, including the standard of accuracy for the capitalization representations; (iii) the scope of the representations and warranties and interim operating covenants; (iv) MDP’s proposed company termination fee equal to 3.25% of the aggregate transaction consideration, in response to Benefytt’s proposal of 2.75%, and a Parent termination fee equal to 6.0% of the aggregate transaction consideration, in response to Benefytt’s proposal of 6.5%, and (vi) events that would result in Benefytt’s obligation to pay the company termination fee.

On July 8, 2020, Kirkland also delivered revised drafts of the exchange and termination agreement, limited guarantee, equity commitment letter and support agreement to Weil and on July 9, 2020, Weil delivered revised drafts of the support agreement, and exchange and termination agreement to Kirkland.

On July 10, 2020, Weil delivered revised drafts of the merger agreement and limited guarantee to Kirkland. On July 11, 2020, representatives of Weil and Kirkland had a call to discuss the terms of the merger agreement and the other legal documentation. Later on July 11, 2020, Kirkland delivered a revised draft of the merger agreement to Weil and drafts of the exchange agreement and tax receivables agreement termination agreement. The primary remaining open issues raised in the July 11th draft of the merger agreement following these exchanges related to the circumstances of Merger Sub’s obligation to extend the offer period, the scope of certain representations and warranties, the size of the termination fees and events that would trigger the termination fee. Also on July 11, Kirkland also delivered initial drafts of the debt commitment letter, proposed form of credit agreement, debt fee letter and preferred equity commitment letter (collectively, the “Debt Documents”) to Weil. The debt commitment letter provided for a revolving credit facility and a term loan to be made available and/or funded under and pursuant to the term of the proposed form of credit agreement attached as an exhibit to the debt commitment letter. Upon entry into such credit agreement at the closing, by way of refinancing or amendment and restatement, the event of default that would otherwise have resulted from the closing of the transaction (and the incurrence of indebtedness thereunder) would not be applicable.

On July 12, 2020, Weil delivered revised drafts of the merger agreement and support agreement to Kirkland. Throughout the evening of July 11th and throughout the day and into the evening of July 12th, Kirkland and Weil continued to exchange drafts of the merger agreement, related transaction agreements and debt documentation.

Later on July 12, MDP was advised that the Benefytt Board had unanimously adopted resolutions (i) determining that it is in the best interests of Benefytt and its stockholders to enter into the merger agreement, (ii) approving the execution and delivery of the merger agreement and the transactions contemplated hereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (iii) declaring advisable the merger agreement and the transactions contemplated thereby and (iv) resolving to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Merger Sub pursuant to the Offer. The parties finalized the merger agreement and the Debt Documents and the parties executed the Merger Agreement, the related transaction agreements and the Debt Documents.

On the morning of July 13, 2020, prior to the opening of trading of Benefytt’s stock on the NASDAQ Global Select Market, Benefytt and MDP issued a press release announcing the execution of the merger agreement on July 12, 2020.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the

Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Benefytt.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than 10 business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer, accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. If the Offer is consummated, each Benefytt stockholder will receive $31.00 (the “Offer Price”) for each Class A Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, net to such stockholder in cash, without interest thereon and subject to deduction for any withholding taxes. No consideration will be paid for Class B Shares. The Offer is initially scheduled to expire at one minute after 11:59 p.m. Eastern time, at the end of the day on August 20, 2020, but may be extended and re-extended as described below.

Purchaser has expressly reserved the right to: (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition) or (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Purchaser may not, however, without the prior written consent of the Company, (A) amend or waive the Minimum Condition, (B) decrease the Offer Price or (C) make any change to the Offer that: (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) reduces the number of Class A Shares to be purchased in the Offer to less than that required to satisfy the Minimum Condition, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) terminates the Offer or accelerates, extends or otherwise changes the Expiration Date except as permitted by the Merger Agreement, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects any holder of Class A Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, or (6) provides for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Extensions of the Offer

The Merger Agreement provides that Purchaser will extend the Offer: (i) for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq Stock Market (“Nasdaq”) applicable to the Offer and (ii) if any condition to the Offer has not been satisfied or waived by Purchaser or Parent (to the extent waivable) as of such Expiration Date, for one or more 10 business day periods (or such longer period as may be agreed to by the parties to the Merger Agreement) in order to permit the Offer Conditions to be satisfied; provided that if the sole unsatisfied Offer Condition (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser is not required to make more than two such 10-business day extensions. In no event will Purchaser be required to extend our Offer beyond November 9, 2020 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may (but is not required to) extend the offer for successive periods of up to five business days if, as of any scheduled Expiration Date: (1) all of the Offer Conditions have been satisfied or waived (other than the conditions that are to be satisfied at the Offer Acceptance Time), (2) the full amount of the

Debt Financing has not been funded and will not be available to be funded at the closing of the Offer and (3) Parent and the Purchaser irrevocably acknowledge and agree in writing that the Offer Conditions relating to the accuracy of the Company’s representations and warranties in the Merger Agreement and the absence of a Material Adverse Effect (in each case described in Section 15—“Certain Conditions to the Offer”) will be deemed to have been irrevocably satisfied or waived from and after the initial extension of the Offer with respect to the obligations of Parent and the Purchaser to pay the Parent Termination Fee and consummate the Offer.

Termination of the Offer

The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer prior to the Expiration Date without the prior written consent of Benefytt, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) promptly and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time: (1) Purchaser will be merged with and into Benefytt, with Benefytt becoming a wholly owned subsidiary of Parent; and (2) the separate corporate existence of Purchaser will thereupon cease. From and after the Effective Time, the Surviving Corporation will possess all properties, rights, privileges, powers and franchises of Benefytt and Purchaser, and all of the debts, liabilities and duties of Benefytt and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

At the Effective Time, the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified. At the Effective Time, the officers of Benefytt as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, until their successors are duly appointed. At the Effective Time, the certificate of incorporation of Benefytt as the Surviving Corporation will be amended to read substantially identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation, until thereafter amended.

Closing and Effective Time

The closing of the Merger will take place within two business days following the satisfaction or waiver of all conditions to closing of the Merger (described below under the caption, “—Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Merger), or such other time agreed to in writing by Parent and Benefytt. On the date of which the closing of the Merger occurs (the “Closing Date”), the parties will file a certificate of merger with the Secretary of State for the State of Delaware as provided under the DGCL. The time at which the Merger will become effective will occur upon the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the applicable provision of the DGCL (the time of such filing and the acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent and Benefytt and specified in the certificate of merger, being referred to herein as the “Effective Time”).

Merger Consideration

Benefytt common stock

At the Effective Time, and without any action required by any stockholder, each Class A Share (other than Excluded Shares or Dissenting Shares) outstanding as of immediately prior to the Effective Time will be cancelled and extinguished, and automatically converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”). At the Effective Time, each Class B Share outstanding or held in treasury by Benefytt immediately prior to the Effective Time shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.

Outstanding Options and Stock Appreciation Rights of Benefytt

At the Effective Time, each option and stock appreciation right that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time (other than options and stock appreciation rights with a per share exercise price equal to or greater than $31.00) will be cancelled and automatically converted into the right to receive the Award Cash-out Payment (as described in the “Summary” section above).

Any option or stock appreciation right (whether vested or unvested) with a per share exercise price equal to or greater than $31.00 will be cancelled immediately upon the Effective Time without payment or consideration.

Exchange and Payment Procedures

At or prior to the Offer Acceptance Time, Parent will designate the Company’s transfer agent, American Stock Transfer & Trust Company LLC, or such other payment agent reasonably acceptable to Benefytt (the “Payment Agent”), to make payments of the Merger Consideration to stockholders who did not tender their Shares to Purchaser pursuant to the Offer. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Payment Agent cash sufficient to pay the aggregate Offer Price to stockholders who did not tender their Shares to Purchaser pursuant to the Offer.

Promptly following the Effective Time (and in any event within three business days), the Payment Agent will mail to each holder of record (as of immediately prior to the Effective Time) a letter of transmittal in customary form and instructions for use in effecting the surrender of such holder’s Class A Shares represented by such holder’s certificate(s) or book-entry shares in exchange for the Offer Price payable in respect of such shares. The amount of any consideration paid to stockholders may be reduced by any applicable withholding taxes.

If any cash deposited with the Payment Agent is not claimed within 12 months following the Effective Time, such cash will be returned to Parent, upon demand, and any holders of Class A Shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to Parent for payment of the Offer Price. Immediately prior to the date any Merger Consideration deposited with the Payment Agent that remains unclaimed would otherwise escheat to or become the property of any governmental entity, such Merger Consideration will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

Representations and Warranties

The Merger Agreement contains representations and warranties of Benefytt, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Benefytt are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of this Offer and the Merger Agreement, “Company Material Adverse Effect” means, with respect to Benefytt, any change, event, circumstance, state of fact, effect, development, condition or occurrence (each a “Change” and collectively, “Changes”) that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Benefytt and its subsidiaries, taken as a whole. However, the Merger Agreement provides that the following changes, events, circumstances, states of fact, effects, developments, conditions or occurrences will not be considered in determining whether a Company Material Adverse Effect has occurred:

•	Changes in, or events generally affecting, the financial, securities or capital markets;

•

general economic or political conditions in the United States or any foreign jurisdiction in which Benefytt or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation;

•	Changes in, or events generally affecting, the industries in which Benefytt or any of its subsidiaries operate;

•

any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), epidemics, pandemics or other public health emergencies (including the novel strain of coronavirus (SARS-Cov-2) and its disease commonly known as COVID-19 (including any and all additional strains, variations or mutations thereof) or any law enacted or imposed by any governmental entity in response thereto or in connection therewith or effects thereof), or other force majeure event;

•	any failure by Benefytt or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period;

•

a decline in the price of the Shares, or a Change in the trading volume of the Shares, on the Nasdaq (provided that any change underlying such failure or decline described in this bullet or the proceeding bullet may be considered);

•	Changes in law after the date of the Merger Agreement;

•	Changes in U.S. generally accepted accounting principles (or authoritative interpretation thereof) after the date of the Merger Agreement;

•

the taking of any action required to be taken pursuant to the Merger Agreement or the failure to take any specific action expressly prohibited by the Merger Agreement for which Parent has unreasonably refused Benefytt’s written request to provide consent;

•

the announcement of the acquisition of Benefytt and the other transactions contemplated by the Merger Agreement and the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom Benefytt has a relationship or employees;

•	any litigation brought by stockholders of Benefytt or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with the Merger Agreement or any of the Transactions; or

•	any demand, action, claim, or proceeding for appraisal of any Shares pursuant to the DGCL in connection herewith.

Notwithstanding the foregoing exclusions, any Change referred to above in the first through fourth, seventh and eighth bullets may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such Change, individually or taken together with any other Change, has a disproportionate effect on Benefytt and its subsidiaries, taken as a whole, relative to other companies in the industries and markets in which Benefytt and its subsidiaries operate (but only to the extent of the incremental disproportionate effect on Benefytt and its subsidiaries, taken as a whole, compared to other companies operating in the industries and markets in which Benefytt and its subsidiaries operate).

In the Merger Agreement, Benefytt has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Benefytt;

•

Benefytt’s corporate power and authority to enter into and perform the Merger Agreement, the enforceability of the Merger Agreement and the absence of conflicts with laws, Benefytt’s organizational documents and Benefytt’s contracts;

•	the organizational documents of Benefytt;

•	the necessary approval of the Benefytt Board;

•	the rendering of Bank of America’s opinion to the Benefytt Board;

•	the inapplicability of anti-takeover statutes to the Merger;

•

the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to Benefytt or the resulting creation of any lien upon Benefytt’s assets due to the performance of the Merger Agreement;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•	the capital structure of Benefytt;

•	the absence of any undisclosed exchangeable security, option, warrant or other right convertible into Benefytt common stock;

•

the absence of any undisclosed contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of Benefytt’s securities;

•	the subsidiaries of Benefytt;

•	the accuracy and required filings of Benefytt’s SEC filings and financial statements;

•	Benefytt’s disclosure controls and procedures;

•	Benefytt’s internal accounting controls and procedures;

•	certain indebtedness of Benefytt;

•	the absence of specified undisclosed liabilities;

•

the conduct of the business of Benefytt and its subsidiaries in the ordinary course consistent with past practice except specifically as a result of Benefytt’s sale process since December 31, 2019 and the absence of any change, event, development or state of circumstances that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect since December 31, 2019;

•	the existence and enforceability of specified categories of Benefytt’s material contracts, and any notices with respect to termination therefrom;

•	certain real property leased or subleased by Benefytt;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters including data security requirements and privacy;

•	health regulatory matters;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	Benefytt’s compliance with laws, standards and requirements and possession of necessary permits;

•	litigation matters;

•	insurance matters;

•	absence of any transactions, relations or understandings between Benefytt or any of its subsidiaries, on the one hand, and any affiliate or related person thereof, on the other hand;

•	payment of fees to brokers in connection with the Merger Agreement; and

•	the exclusivity and terms of the representations and warranties made by Parent and Purchaser.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Benefytt that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Purchaser and availability of these documents;

•	Parent owns all of the issued and outstanding capital stock of Purchaser;

•	Parent’s and Purchaser’s corporate authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;

•

the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon Parent or Purchaser’s assets due to the performance of the Merger Agreement;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the absence of litigation, orders and investigations;

•	the absence of ownership of capital stock of Benefytt;

•	payment of fees to brokers in connection with the Merger Agreement;

•	delivery and enforceability of each of the Equity Commitment Letter and the Limited Guarantee;

•	the commitments to provide financing to Parent, the availability of Parent’s financing and sufficiency of funds;

•	none of the offer documents, when filed with the SEC, contain any untrue statements of material fact or omit to state any material fact; and

•	the exclusivity and terms of the representations and warranties made by Benefytt.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of Business Pending the Merger

The Merger Agreement provides that, except as: (1) consented to or approved by Parent in writing (such consent or approval not to be unreasonably withheld, conditioned or delayed), (2) required by applicable law, (3) required by the Merger Agreement or (4) otherwise disclosed in Benefytt’s disclosure letter to the Merger Agreement, during the period of time between the date of the signing of the Merger Agreement and the first to occur of the Effective Time and the termination of the Merger Agreement (the “Interim Period”), Benefytt will use its reasonable best efforts to:

•	conduct its business and the business of its subsidiaries in the ordinary course of business;

•

preserve intact its business organization, operations, assets, goodwill and relationships with material customers, carriers, suppliers, licensors, licensees, distributors, officers, employees and other third parties; and

•	operate its business and the business of its subsidiaries in accordance with applicable law.

In addition, Benefytt has also agreed that, except as (1) as required by applicable law, (2) as Parent may consent to or approve in writing (which consent or approval may not be unreasonably withheld with respect to certain of the actions described below), (3) as disclosed in Benefytt’s disclosure letter to the Merger Agreement, or (4) as required by the Merger Agreement or certain other agreements related to the Transactions, Benefytt will not, and will not permit any of its subsidiaries to, among other things:

•	amend its certificate of incorporation or bylaws (or comparable governing documents);

•

adjust, split, combine, subdivide or reclassify any shares of capital stock, or repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests except in connection with the vesting of certain equity awards and the Founder Exchange pursuant to the Exchange Agreement;

•	declare or pay dividends on its capital stock;

•	merge or consolidate with or into any other entity, or restructure, reorganize, recapitalize, consolidate or completely or partially liquidate;

•

except as may otherwise be required by the existing terms of certain Benefytt compensation and benefit plans, (A) increase the compensation or benefits payable to any current or former employee, director, or individual service provider of Benefytt, other than increases in base salary or fees for employees or independent contractors with annual base salary or annual fees below $250,000 (after giving effect to such increases) in the ordinary course of business consistent with past practice that does not exceed 5% on an individual basis or $50,000 in the aggregate; (B) grant any new equity-based awards, or amend or modify the terms of any such outstanding awards, (C) grant any extraordinary bonus (including any change of control, transaction or other similar bonus) to any director or executive officer of Benefytt, (D) enter into any new agreement providing for severance, other than as required under certain existing Benefytt plans, (E) make any change to a Benefytt compensation or benefit plan that would materially increase the costs to Benefytt or any of its subsidiaries, or establish, enter into, terminate or materially amend any such plan other than routine changes to health and welfare plans in the ordinary course of business that do not result in any material increase in costs to Benefytt in the aggregate or as otherwise provided in the Merger Agreement, or (F) accelerate the payment, funding or timing of any compensation due under any Benefytt compensation and benefit plan or otherwise;

•

incur any indebtedness, except (A) in the ordinary course of business, borrowings under Benefytt’s existing credit facility, (B) indebtedness solely between Benefytt and its wholly owned subsidiaries or (C) letters of credit, bank guarantees, or similar instruments issued in the ordinary course of business which do not exceed $10,000,000 in the aggregate and certain other customary exceptions;

•	make or commit to any capital expenditures other than in the ordinary course of business and which do not exceed $1,000,000, in the aggregate;

•

transfer, lease, license, sell, abandon, assign or otherwise dispose of any properties or assets with a fair market value of more than $2,000,000 individually or $5,000,000 in the aggregate, except in the ordinary course of business;

•

disclose any material confidential information (including source code) of Benefytt or any of its subsidiaries to any person, other than in the ordinary course of business consistent with past practice pursuant to a written confidentiality agreement;

•	issue, deliver, sell, or grant, or commit to issue, sell or grant any equity interests of Benefytt, other than as contemplated by the Merger Agreement or the Exchange Agreement;

•

spend or commit to spend in excess of $2,500,000 individually or $5,000,000 in the aggregate to acquire or invest in any business or other assets or real property, other than for assets that are used in the ordinary course of business;

•	make any material change with respect to Benefytt’s financial accounting policies or procedures;

•	enter into any new line of business, subject to certain exceptions;

•	make any loans, advances, capital contributions or investments in any other person;

•	amend, waive, modify or terminate certain material contracts of Benefytt and its subsidiaries, or enter into new contracts that could be considered material;

•

settle, compromise or propose to settle or compromise any litigation involving or against Benefytt, other than settlements or compromises (x) involving a monetary payment not in excess of $1,000,000 individually or $3,000,000 in the aggregate or any de minimis injunctive or equitable relief or restrictions on the business activities of Benefytt and (B) for amounts not in excess of Benefytt’s available insurance coverage as of the date hereof and, in each case, not with a government entity;

•

enter into, negotiate, modify or extend any collective bargaining agreement or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any employees of Benefytt;

•

implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended;

•	hire, engage, furlough, temporarily layoff or terminate (without cause) any officer or senior manager;

•

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any person (other than a service provider of Benefytt or a subsidiary), or enter into any such obligation binding on Benefytt or its subsidiaries;

•

make, revoke or change any material tax election, settle or compromise any liability or assessment with respect to any material taxes, surrender any claim for a refund of material taxes, adopt or change any material method of accounting for tax purposes, amend any material tax return, enter into any closing agreement with respect to any material taxes or file any material tax return in a manner inconsistent with past practice; or

•	agree or commit to do any of the foregoing.

No Solicitation of Other Offers

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Benefytt has agreed not to, and to cause its subsidiaries directors, officers and employees not to, and to use reasonable best efforts to cause Benefytt’s and any of its subsidiaries’ respective representatives not to:

•

solicit, initiate, knowingly encourage or knowingly facilitate (including by way of providing information), or take any action designed to lead to, any inquiries, indication of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•	continue, knowingly encourage, knowing facilitate, or otherwise participate in any discussions or negotiations with any person regarding any Acquisition Proposal; or

•	knowingly provide any information or data concerning Benefytt or any of its subsidiaries to any person in connection with any Acquisition Proposal.

In addition, Benefytt has agreed to (x) cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Acquisition Proposal, or proposal, offer, inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (y) immediately terminate all physical and electronic data room access previously granted to any such person or its representatives and request the prompt return or destruction of any confidential information provided to any such person or its representatives, and (z) not waive any standstill, confidentiality, or similar provision to which

Benefytt or any of its subsidiaries is a party; provided that Benefytt shall not be prohibited from permitting a person to request the waiver of a “standstill” or similar obligation solely to make an unsolicited and nonpublic Acquisition Proposal in compliance with the terms of the Merger Agreement or from granting such a waiver, in each case, to the extent that (A) such waiver is required for such person to make an unsolicited and nonpublic Acquisition Proposal to Benefytt in compliance with the Merger Agreement and (B) the Benefytt Board has determined in good faith after consultation with its outside legal counsel that such waiver is necessary to comply with the directors’ fiduciary duties under applicable law.

Notwithstanding these restrictions, prior to the Offer Acceptance Time, and after giving written notice to Parent, Benefytt may, if it receives an unsolicited written Acquisition Proposal after the date of the Merger Agreement that is not preceded by a breach of its non-solicitation obligations or certain restrictions on the Benefytt Board and that the Benefytt Board reasonably believes is bona fide and determines in good faith, based on the information then available and after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal: (i) provide or give access to non-public information regarding Benefytt or any of its subsidiaries to the person who made such Acquisition Proposal, its potential sources of financing and their respective representatives pursuant to a confidentiality agreement with terms that are no less favorable in all material respects to Benefytt than in the Confidentiality Agreement (provided that any non-public information not previously provided to Parent is made available to Parent promptly (and in any event within 24 hours) following the time such non-public information is made available to such Person) and (ii) engage or participate in any discussions or negotiations with such person and its representatives regarding such Acquisition Proposal.

Benefytt must promptly (and, in any event, within 24 hours) notify Parent in writing if any inquiry, proposal, offer or indication of interest with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal is received by Benefytt, any of its subsidiaries or any of their respective representatives, indicating, in such notice, the identity of such person and the material terms and conditions thereof and provide Parent with a copy of any such inquiry, proposal or offer or indication of interest and any draft agreement, term sheet, financing commitment and other documents provided in connection therewith. Benefytt must keep Parent reasonably informed, on a prompt basis, of any material developments with respect to any such inquiry, request for information, proposal, offer or indication of interest (including promptly notifying Parent in writing of any material changes to the terms of any such proposals or offers (and, in any event, within 24 hours).

If Benefytt terminates the Merger Agreement prior to the Offer Acceptance Time for the purpose of entering into an agreement in respect of a Superior Proposal, Benefytt must pay a $14,700,000 termination fee to Parent.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest from any person or group (as defined in or under Section 13 of the Exchange Act), other than Parent or its subsidiaries, relating to (i) any merger, consolidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, sale, license or other similar transaction involving Benefytt or any of its subsidiaries pursuant to which such person or group would, directly or indirectly, acquire beneficial ownership of 20% or more of the outstanding Shares or outstanding membership interests of Holdings (or 20% or more of the issued and outstanding securities of the surviving or resulting company in a merger, consolidation, business combination or similar transaction), securities representing 20% or more of the total voting power of Benefytt or Holdings, or 20% or more of the consolidated revenues, consolidated net income or consolidated assets of Benefytt and its subsidiaries, (ii) any acquisition by such Person or group (as defined in or under Section 13 of the Exchange Act), which if consummated would result in such Person or group becoming the beneficial owner, directly or indirectly, of 20% or more of the outstanding Shares or outstanding membership interests of Holdings, securities representing 20% or more of the total voting power of Benefytt or Holdings, or 20% or more of the consolidated revenues, consolidated net income or consolidated assets of

Benefytt and its subsidiaries or (iii) any combination of the foregoing, in each case, other than the transactions contemplated by the Merger Agreement and whether in one or a series of related transactions.

“Intervening Event” means any material change, event, development or occurrence with respect to Benefytt that (i) was not known to, or reasonably foreseeable by, the Benefytt Board prior to the execution of the Merger Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which change, event, development or occurrence, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Benefytt Board prior to the Offer Acceptance Time and (ii) does not relate to (A) any Acquisition Proposal or (B) any (x) changes in the market price or trading volume of Benefytt or (y) Benefytt meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining whether an Intervening Event has occurred).

“Superior Proposal” means any bona fide written offer from any person or “group” made after the date of the Merger Agreement that is not preceded by a breach of the non-solicitation provisions or certain restrictions on the Benefytt Board and that, if consummated, would result in such person or group (or their stockholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger), securities representing a majority of the total voting power of Benefytt or Holdings, or a majority of the assets of Benefytt and its subsidiaries, taken as a whole, and which Benefytt’s Board determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Shares, from a financial point of view, than the Transactions and (ii) reasonably likely to be completed, in each case of clauses (i) and (ii), taking into account the financial terms of such proposal (including, if applicable at the time of such determination, any changes to the financial terms of the Merger Agreement or the transactions contemplated hereby then proposed by Parent in response to such offer or otherwise), and such legal, regulatory, financing and other aspects of such proposal that the Benefytt Board considers appropriate.

The Board of Directors’ Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Benefytt Board has made the recommendation that Benefytt’s stockholders tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the Merger Agreement (the “Company Recommendation”). The Merger Agreement provides that the Benefytt Board will not change the Company Recommendation except as described below.

Prior to the termination of the Merger Agreement, the Benefytt Board may not take any action described in the following:

•

withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal (each, a “Change in Recommendation”);

•

cause or permit Benefytt or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement partnership agreement or other agreement (other than a confidentiality agreement with terms that are no less favorable in all material respects to Benefytt than the Confidentiality Agreement) relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”);

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend any Acquisition Proposal or to enter into an Alternative Acquisition Agreement;

•	fail to include the Company Recommendation in the Schedule 14D-9; or

•	fail to expressly reaffirm publicly the Company Recommendation within 10 business days following Parent’s written request to do so if an Acquisition Proposal is publicly announced or disclosed.

Notwithstanding the restrictions described above, following receipt of a written Acquisition Proposal by Benefytt after the date of the Merger Agreement that is not preceded by a breach of its non-solicitation obligations or certain restrictions on the Benefytt Board and that the Benefytt Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal and the failure to make a Change in Recommendation or terminate the Merger Agreement in response to such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable law, the Benefytt Board may, at any time prior to the Offer Acceptance Time, make a Change in Recommendation or terminate the Merger Agreement in accordance with its terms in order to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal if all of the following conditions are met:

•

Benefytt shall have provided to Parent four business days’ prior written notice of its intention to take such action, which notice shall (A) state that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (B) specify the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the person or group making the Acquisition Proposal) and (C) include a copy of the proposed Alternative Acquisition Agreement, proposed financing commitment (if any) and any other ancillary agreements and other documents relating to such Acquisition Proposal;

•

after providing such notice and prior to making a Change in Recommendation or terminating the Merger Agreement, as applicable, Benefytt shall have engaged and negotiated in good faith with Parent (to the extent Parent wishes to negotiate) during such four business day period, which may be on a non-exclusive basis, with respect to any adjustments proposed by Parent during such period to the terms and conditions of the Merger Agreement or the transactions contemplated hereby such that the Acquisition Proposal would cease to constitute a Superior Proposal or the Benefytt Board would no longer determine that the failure to make such Change in Recommendation or to terminate the Merger Agreement, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable law; and

•

following the end of such four business day period, the Benefytt Board shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to terminate the Merger Agreement, as applicable, would continue to be inconsistent with the directors’ fiduciary duties under applicable law (it being understood and agreed that any amendment to any material term or condition of such Superior Proposal shall require a new notice as provided under the first bullet above, and the procedures set forth in these bullets shall otherwise have been complied with, except that each reference to a four business day period shall be to a two business day period).

In addition, upon the occurrence of any Intervening Event, the Benefytt Board may, at any time prior to the Offer Acceptance Time, make a Change in Recommendation if prior thereto all of the following conditions are met:

•

the Benefytt Board shall have determined in good faith, after consultation with its outside legal counsel, that an Intervening Event has occurred and the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law;

•

Benefytt shall have provided to Parent four business days’ prior written notice, which notice shall (A) set forth in reasonable detail information describing the material circumstances giving rise to such Intervening Event and the rationale for the proposed Change in Recommendation and (B) state expressly that, subject to the provisions set forth in the next two bullets, the Benefytt Board has determined to make a Change in Recommendation;

•

after providing such notice and prior to making such a Change in Recommendation, Benefytt shall have engaged and negotiated in good faith with Parent (to the extent Parent wishes to negotiate) during such four business day period with respect to any adjustments to the terms and conditions of the Merger Agreement or the transactions contemplated hereby such that the failure of the Benefytt Board to make a Change in Recommendation in response to the Intervening Event in accordance with the final bullet below would no longer be inconsistent with the directors’ fiduciary duties under applicable law; and

•

following the end of such four business day period, the Benefytt Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Change in Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable law.

Employee Benefits

For a period of 12 months following the Effective Time, Parent has agreed, with respect to each employee of Benefytt who continues to remain employed with the Company or its subsidiaries immediately after the Effective Time (the “continuing employees”) to provide (a) a base salary or base wage and target annual cash bonus opportunity or commission opportunity (as applicable) that, in each case, is no less favorable than such salary, wage or bonus opportunity provided immediately prior to the Effective Time, (b) employee benefits (other than any equity-based compensation or benefits, transaction-triggered benefits, deferred compensation, defined benefit pension or retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided immediately prior to the Effective Time and (c) severance benefits that are no less favorable than the severance benefits provided by Benefytt immediately prior to the Effective Time.

Parent also has agreed under the Merger Agreement to provide credit for service with Benefytt or its subsidiaries for purposes of vesting, eligibility to participate, level of paid time off, and severance benefits under all employee benefit plans maintained by Parent or its affiliates for the benefit of continuing employees (other than any equity-based compensation or benefits, defined benefit pension, or retiree health or welfare benefits), except to the extent that any such recognition would result in a duplication of benefits. Parent will also provide certain health plan coordination benefits.

Each continuing employee who participates in a cash bonus program of the Company will be eligible to receive a cash bonus pursuant to the terms and conditions of such cash bonus program, based on the Company’s actual performance through the end of the applicable performance period. The compensation committee of the Benefytt Board may adjust the performance criteria to account for the Transactions and all related expenses and costs, to the extent such adjustment does not adversely affect the participants in the program.

Efforts to Close the Merger

Under the Merger Agreement, Parent, Purchaser and Benefytt agreed to use reasonable best efforts to take all actions and assist and cooperate with the other parties, in each case as necessary, proper and advisable pursuant to applicable law or otherwise to consummate the Offer and the Merger.

Cooperation with Debt Financing

Although the obligation of Parent and Purchaser to consummate the Offer and the Merger is not subject to any financing condition (including, without limitation, consummation of any debt financing), Benefytt has agreed that during the Interim Period, Benefytt will use its reasonable best efforts to cooperate with Parent as is customary for financings of the type contemplated by the Debt Commitment Letters, and at Parent’s sole expense, in connection with Parent’s arrangement and obtaining the Debt Financing. Such cooperation shall include (if reasonably requested by Parent):

•	assisting in the preparation of a customary bank information memorandum, marketing materials and similar marketing documents and deliver customary authorization letters in connection therewith;

•

causing the senior officers of Benefytt to participate in a reasonable number of meetings and due diligence sessions upon reasonable advance notice and at mutually agreeable times, in each case in connection with the Debt Financing;

•

facilitating the execution and delivery of definitive documents customarily required in connection with the Debt Financing, including the pledging of collateral, any guarantees, pledge and security documents, credit agreements, notes, mortgages, other definitive financing documents, or other certificates required to be executed or entered into with respect to the Debt Financing; provided, that no such definitive documents shall be effective until the closing of the Merger;

•

furnishing Parent, by at least three business days prior to the Closing Date, with all documentation and other information required by regulatory authorities under applicable “know your customer,” beneficial owner and anti-money laundering rules and regulations that is reasonably requested at least 10 business days prior to the Closing Date;

•	furnishing Parent with the financial statements required by the Bank Commitment Letter;

•	providing certain information necessary to assist in Parent’s preparation of customary pro forma financial statements;

•

taking such actions as may be reasonably requested by Parent that are necessary to facilitate the satisfaction of the conditions to the Debt Financing to the extent that the satisfaction thereof is within the control of Benefytt; and

•	obtaining a customary payoff letter in connection with the payoff of Benefytt’s existing credit facility.

Notwithstanding the foregoing, the Merger Agreement provides that such cooperation will not: (i) require the entry by Benefytt or any of its subsidiaries into any agreement or commitment that would be effective prior to the Effective Time or that is not contingent on the occurrence of the Effective Time, (ii) unreasonably interfere with the normal operations of Benefytt and its subsidiaries, (iii) include any actions that Benefytt reasonably believes would result in a violation of any contract or confidentiality agreement or any law or contravene, conflict with or violate Benefytt’s organizational documents, (iv) involve consenting to the grant of liens or other encumbrances and any related filings, prior to the closing of the Merger, (v) require the giving of representations or warranties to any third parties (other than pursuant to customary authorization letters) or indemnification that would be effective prior to the Effective Time or that is not contingent on the occurrence of the Effective Time, (vi) require the waiver or amendment of any terms of the Merger Agreement, (vii) require the payment of any fees or reimbursement of any expenses prior to the closing of the Merger for which Benefytt has not received prior reimbursement, (viii) cause any director, officer or employee of Benefytt or any of its subsidiaries to incur any personal liability, (ix) require the delivery of any projections, pro forma financial information or any other forward-looking information, (x) require the delivery of any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date of the Merger Agreement, (xi) require Benefytt or any of its subsidiaries to pay any commitment or other fees or incur or pay any expenses in connection with the Debt Financing prior to the closing of the Merger (other than expenses incurred by Benefytt in connection with the preparation of historical financial information or the preparation of payoff documentation) or (xii) require delivery of any legal opinions by counsel to Benefytt or any of its subsidiaries or accountants’ comfort letters or reliance letters.

The Merger Agreement requires Parent to use its reasonable best efforts to obtain the Debt Financing on or prior to the Closing Date on the terms and conditions described in the Debt Commitment Letters. In addition, Parent has agreed to use reasonable best efforts to arrange alternative financing if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters.

Indemnification and Insurance

The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, and will advance expenses to, each person who served as a director and officer of Benefytt and its subsidiaries prior to the Effective Time for all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of, or based on, their capacity as such to the fullest extent permitted by the organizational documents of the Surviving Corporation and applicable law, provided that if it is determined that such person is ultimately not entitled to indemnification such person will undertake to repay the advances.

In addition, the Merger Agreement provides that the Surviving Corporation will ensure that the organizational documents of the Surviving Corporation and its subsidiaries, for a period of six years from the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Benefytt and its subsidiaries than are currently set forth in Benefytt’s organizational documents.

Without limiting the foregoing, unless Benefytt has purchased a “tail” policy prior to the Effective Time (which Benefytt may purchase, provided that the premium for such insurance does not exceed 300% of the aggregate annual premiums currently paid), the Merger Agreement requires Parent to cause the Surviving Corporation to purchase and maintain, for a period of at least six years commencing at the Effective Time, a “tail” policy with terms at least as favorable to the indemnified parties as provided in Benefytt’s current directors’ and officers’ insurance policies. Neither Parent nor the Surviving Corporation will be required to expend for such policies an aggregate amount in excess of 300% of the aggregate annual premiums currently paid by Benefytt for its directors’ and officers’ insurance policies, and if the premium for such insurance coverage would exceed such amount, Parent shall cause the Surviving Corporation to obtain the greatest coverage available for a cost that does not exceed such amount.

Parent and the Surviving Corporation shall not settle, compromise, or consent to a judgment in a proceeding for which indemnification could be sought by a former director or officer unless such settlement, compromise or consent includes an unconditional release of the party who could have sought indemnification or such person consents in writing.

For additional information, please refer to Benefytt’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Stockholder Litigation

Benefytt and Parent will each give the other party the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against such party and/or its directors or officers relating to the Offer, the Merger or any transactions contemplated in the Merger Agreement, and neither Benefytt (or its subsidiaries or representatives) nor Parent or Purchaser (or their respective subsidiaries or representatives) will compromise, settle or come to any arrangement regarding any such stockholder litigation without the other party’s prior written consent.

Conditions to the Closing of the Merger

The obligations of Parent and Purchaser, on the one hand, and Benefytt, on the other hand, to consummate the Merger is subject to the satisfaction or waiver (where permitted by applicable law) of each of the following conditions:

•

No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment all Class A Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:

•	by mutual written agreement of Benefytt and Parent at any time prior to the Offer Acceptance Time;

•	by either Benefytt or Parent, if:

•

the Offer Acceptance Time shall not have occurred prior to 11:59 a.m., Eastern Time, on November 9, 2020 (the “Termination Date”); provided, however, that this right to terminate the Merger Agreement shall not be available to any party that has breached in any material respect its obligations under the Merger Agreement, which breach shall have been the principal cause of the failure of the Acceptance Time to have occurred or the Merger to be consummated prior to the Termination Date (such termination, an “Outside Date Termination”); or

•	any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or Merger shall have become final and non-appealable.

•	by Benefytt:

•

if (i) any representation or warranty of Parent or Purchaser in the Merger Agreement fails to be true and correct as of the date of the Merger Agreement or as of the Offer Acceptance Time (subject to certain materiality and other qualifications as set forth in the Merger Agreement) or, at any time prior to the Offer Acceptance Time, each of Parent and Purchaser shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement and (ii) such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (A) 30 days following notice to Parent from Benefytt of such breach or failure and (B) the date that is three business days prior to the Termination Date; provided that Benefytt shall not have the right to terminate the Merger Agreement pursuant to this provision if Benefytt is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement (a “Parent Breach Termination”);

•

in order to substantially concurrently enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal as described under “—The Board of Directors’ Recommendation; Company Board Recommendation Change,” provided that Benefytt shall not be entitled to terminate the Merger Agreement pursuant to this provision unless, prior to or concurrently with such termination, Benefytt pays to Parent the Company Termination Fee described below, or if Benefytt is in breach of its obligations described under “—No Solicitation of Other Offers” or “—The Board of Directors’ Recommendation; Company Board Recommendation Change” (such termination, a “Superior Proposal Termination”); or

•

if (i) all of the Offer Conditions shall have been satisfied or waived at the Expiration Date (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time), (ii) Purchaser shall have failed to accept for payment all Class A Shares validly tendered pursuant to the Offer and not properly withdrawn and the Offer Acceptance Time has not occurred when required by the Merger Agreement (iii) Benefytt shall have given Parent written notice at least three business days prior to such termination stating Benefytt’s intention to terminate the Merger Agreement pursuant to this provision, (iv) all of the Offer Conditions remain satisfied throughout such three business day period and (v) the Purchaser shall have failed to consummate the Offer by the end of such three business day period (such termination, a “Failure to Close Termination”).

•	by Parent if:

•	the Benefytt Board shall have made a Change in Recommendation;

•

there has been a breach of any representation, warranty, covenant or agreement made by Benefytt in the Merger Agreement, such that the conditions to Purchaser’s obligation to accept the Shares tendered in the Offer would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following written notice to Benefytt from Parent of such breach or failure and (ii) the date that is three business days prior to the Termination Date; provided that Parent shall not have the right to terminate the Merger Agreement pursuant to this provision if Parent is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Benefytt has a valid right to terminate the Merger Agreement as set forth in the second bullet describing Benefytt’s termination rights above (such termination, a “Company Breach Termination”); or

•

the Offer expires or is terminated or withdrawn in accordance with its terms and at such time as (i) all of the Offer Conditions having been satisfied or waived (other than (x) the Minimum Condition and (y) those conditions that by their nature are to be satisfied at the Offer Acceptance Time), and (ii) the Minimum Condition having not been satisfied, in each case, without the acceptance for payment of any Shares thereunder; provided that Parent shall not have the right to terminate the Merger Agreement pursuant to this provision if Parent is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Benefytt has a valid right to terminate the Merger Agreement as set forth in the second bullet describing Benefytt’s termination rights above.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to payment of any applicable termination fees, reimbursement of expenses and indemnification. Notwithstanding the foregoing, nothing in the Merger Agreement will relieve Benefytt from any liability for any willful breach of the Merger Agreement prior to its termination. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between MDP and Benefytt, which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.

Termination Fee

Parent will be entitled to receive a termination fee of $14,700,000 (the “Company Termination Fee”) from Benefytt if the Merger Agreement is terminated:

•	by Parent, if the Benefytt Board has effected a Change in Recommendation;

•	by Benefytt, in the event of a Superior Proposal Termination; or

•	by either Parent or Company, in the event of an Outside Date Termination, provided that Parent had the right at such time to terminate as a result of a Change in Recommendation.

The Company Termination Fee is payable within two business days of termination, except in the case of a Superior Proposal Termination, in which case the Company must pay such fee concurrently with such termination.

In addition, if (i) the Merger Agreement is terminated due to an Outside Date Termination or a Company Breach Termination, (ii) prior to such termination an Acquisition Proposal shall have been publicly made to Benefytt’s stockholders or shall have otherwise been publicly announced or become publicly known and (iii) within 12 months after the date of such termination, Benefytt enters into a definitive agreement providing for any Acquisition Proposal (that is subsequently consummated) or consummates any Acquisition Proposal, then Benefytt shall pay the Company Termination Fee to Parent; provided that for the purposes of the obligations referred to in this paragraph, references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “50% or more.”

Benefytt will be entitled to receive a termination fee of $29,400,000 from Parent (the “Parent Termination Fee”) if the Merger Agreement is validly terminated by Benefytt due to a Parent Breach Termination or Failure to Close Termination, in each case as described above under “—Termination of the Merger Agreement.”

Specific Performance

Parent, Purchaser and Benefytt have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the obligations, undertakings, covenants or agreements of the parties to the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy for such breaches. Accordingly, Benefytt and Parent have agreed that each shall be entitled to injunctive relief to prevent breaches or threatened breaches of the Merger Agreement by the other parties, and to enforce specifically the terms and provisions of the Merger Agreement (including Parent and Purchasers obligations to consummate the Offer and the Merger) without the necessity of proving actual harm or damages or posting a bond or other security, in each case in addition to any other remedy to which such party is entitled at law or in equity. The parties have further agreed that they will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity.

Notwithstanding the foregoing, Benefytt will not be entitled to specific performance of Parent’s obligation to cause the Equity Financing to be funded and consummate the closing of the Merger unless (i) all of the Offer Conditions have been satisfied, (other than those conditions that by their terms are to be satisfied by actions taken at or immediately prior to the consummation of the Offer, each of which would be satisfied if the Offer Acceptance Time were to then occur) at the time the Offer Acceptance Time would have otherwise occurred under the Merger Agreement, (ii) the Debt Financing has been funded or an agent of the lenders and the Purchaser has confirmed in writing to Parent that such financing will be funded at or prior to the Offer Acceptance Time if the Equity Financing is funded at or prior to the Offer Acceptance Time, (iii) Benefytt has irrevocably confirmed that it is ready, willing and able to cause the closing of the Offer and the Merger to occur in accordance with the terms of the Merger Agreement if specific performance is granted and the Equity Financing and Debt Financing are funded and (iv) Purchaser shall have failed to accept the Shares tendered in the Offer or to consummate the Merger within two Business Days of the receipt of such notice.

In no event will Benefytt or any of its successors or permitted assigns be entitled to (x) enforce or seek to enforce specifically the remedy of specific performance of any Debt Commitment Letter against any financing source, (y) be entitled to specifically enforce Parent’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded or to consummate the closing of Merger other than as expressly described above, or (z) seek to specifically enforce any provision of the Merger Agreement or to obtain an injunction or injunctions, or to bring any other proceeding in equity in connection with the transactions contemplated by the Merger Agreement, against any person other than against Parent and only under the circumstances expressly set forth above.

Limitations of Liability

The maximum aggregate monetary damages of Parent and Purchaser for breaches (including any willful breach) under the Merger Agreement, the Limited Guarantee or the Equity Commitment Letter (taking into account the payment of the termination fee, if applicable) will not exceed, an amount equal to the Parent Termination Fee in the aggregate for all such breaches. The maximum aggregate monetary damages of Benefytt for breaches under the Merger Agreement (taking into account the payment of the termination fee, if applicable) will not exceed an amount equal to the Company Termination Fee in the aggregate for all such breaches.

Notwithstanding such limitations on liability for monetary damages, Parent, Purchaser and Benefytt may be entitled to an injunction, specific performance or other equitable relief as provided in the Merger Agreement, described above.

Fees and Expenses

Whether or not the Merger is completed, Benefytt, on the one hand, and Parent and Purchaser, on the other hand, are each responsible for all of their respective costs and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, except Parent shall indemnify Benefytt and its subsidiaries for certain costs and expenses associated with their cooperation with the Debt Financing and Parent shall be responsible for, and pay, all of the fees, costs and expenses incurred in connection with the filings required under the HSR Act.

Amendment

The Merger Agreement may be amended by the parties in an executed written instrument at any time except for certain provisions which also require prior written consent from any of Parent’s financing sources who are adversely affected by such amendment.

Governing Law

The Merger Agreement is governed by Delaware law.

Equity Commitment Letter and Limited Guarantee

The descriptions of the Equity Commitment Letter and the Limited Guaranty included in Section 9—“Source and Amount of Funds—Equity Financing” and “—Limited Guarantee” are incorporated into this Section 11 by reference.

Confidentiality Agreement

On May 21, 2020, Benefytt and MDP entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with Parent’s evaluation of the potential acquisition of Benefytt. Under the Confidentiality Agreement, MDP agreed, subject to certain exceptions, to keep confidential any non-public information concerning Benefytt for a period of two years and agreed to certain non-solicitation provisions relating to Benefytt employees for a period of 18 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Tender and Support Agreement; Exchange Agreement

Concurrently with the execution of the Merger Agreement, Michael W. Kosloske, Benefytt’s founder, and certain entities controlled by Mr. Kosloske (collectively, the “Founder Parties”) entered into an exchange agreement (the “Exchange Agreement”) with Benefytt, Holdings and Parent and a tender and support agreement (the “Tender Agreement”) with Parent and Purchaser. Pursuant to the Exchange Agreement, the Founder Parties have agreed, on or prior to the Expiration Date, to exchange all of the Series B membership interests of Holdings for Class A Shares (the “Founder Exchange”) on a one-to-one basis and the Founder Parties’ Class B Shares will be automatically cancelled. As of the date of the Merger Agreement, the Founder Parties beneficially owned 544,363 Class A Shares and 687,677 Class B Shares, collectively constituting approximately 8.6% of the total outstanding Shares.

Pursuant to the Tender Agreement, the Founder Parties have agreed, among other things, to tender all of the Shares beneficially owned by such parties pursuant to the terms of the Offer immediately following the Founder

Exchange, and in any event not later than the Expiration Date. As a result of the Founder Exchange, the Founder Parties will only own Class A Shares at the time they tender their Shares to Purchaser. The Tender Agreement contains customary representations and warranties of the parties and generally prohibits the Founder Parties from selling or transferring any of the Shares held by such persons except in connection with the transactions contemplated by the Exchange Agreement and the Tender Agreement. The Tender Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the occurrence of the Effective Time; (iii) the acquisition by Parent of all Shares held by the Founder Parties which are subject to the Tender Agreement; (iv) any amendment to the Merger Agreement that is effected without the Founder Parties consent that decreases the amount, or changes the form or timing of consideration payable to stockholders (other than extensions permitted by the Merger Agreement); and (v) the termination of the Offer prior to the Offer Acceptance Time.

The foregoing summaries are qualified in their entirety by reference to the full text of the Exchange Agreement and the Tender Agreement, copies of which are filed as Exhibits (d)(8) and (d)(7), respectively, to the Schedule TO, which is incorporated herein by reference.

Exclusivity Agreement

On June 12, 2020, Benefytt and MDP entered into an exclusivity agreement, which was subsequently amended on July 3, 2020 (as amended, the “Exclusivity Agreement”), pursuant to which, among other things, Benefytt agreed to a period of exclusive negotiation with MDP commencing on the date of the Exclusivity Agreement and ending at 11:59 p.m. (EST) on July 5, 2020 (subsequently extended to July 12, 2020). The Exclusivity Agreement also provided that Benefytt would cease and cause to be terminated any ongoing contacts, discussions, access to information or negotiations with third parties relating to a possible transaction and provide MDP with notice of any inquiry, offer, proposal or expression of interest relating to a possible transaction received by Benefytt or by any of Benefytt’s subsidiaries or representatives. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement. This summary of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement and the amendment thereto, copies of which are filed as Exhibits (d)(3) and (d)(4), respectively, to the Schedule TO, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for Benefytt.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and would be the first step in the acquisition of the entire equity interest in, Benefytt. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable after the closing of the Offer Acceptance Time.

If you sell your Shares in the Offer, you will cease to have any equity interest in Benefytt or any right to participate in its earnings and future growth. If the Merger is consummated but you do not tender your Shares, you will no longer have an equity interest in Benefytt, and instead will only have the right to receive the Offer Price or, to the extent you are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which you are entitled in accordance with Section 262 of the DGCL. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Benefytt.

Merger Without a Vote of the Benefytt Stockholders. If the Offer is consummated, we do not anticipate seeking the approval of Benefytt remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Benefytt in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Benefytt will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders should recognize that the value determined in a judicial process could be higher than, the same as or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment shall be made to such holders of Shares represented by certificates upon surrender by those stockholders of the certificates representing their Shares to Benefytt and, in the case of holders of uncertificated Shares, forthwith. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (x) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (y) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL for their Shares, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Benefytt a written demand for appraisal of Shares held, which demand must reasonably inform Benefytt of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for the Shares. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL as in effect on the date of the Merger Agreement. A copy of Section 262 of the DGCL as in effect on the date of the Merger Agreement is included as Annex B to the Schedule 14D-9. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Benefytt believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Benefytt and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Benefytt. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be substantially identical to the certificate of incorporation of Purchaser, the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Benefytt’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Benefytt will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Benefytt and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Benefytt during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Benefytt’s business, operations, capitalization and management with a view to optimizing development of Benefytt’s potential. Possible changes could include changes in Benefytt’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Benefytt’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Benefytt’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Benefytt’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Benefytt’s current management and Parent, Purchaser or MDP, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all.

In the normal course of its business of investing, MDP may pursue acquisitions of other companies in Benefytt’s industry and look to combine those companies with Benefytt. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Benefytt or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Benefytt or any of its subsidiaries, (iii) any change in the Company Board or management of Benefytt, (iv) any material change in Benefytt’s capitalization or dividend policy, (v) any other material change in Benefytt’s corporate structure or business, (vi) a class of securities of Benefytt being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Benefytt being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

Nasdaq Listing. The Shares are listed on the Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be

Parent. Immediately following the consummation of the Merger, we intend to and will cause Benefytt to delist the Shares from the Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Benefytt upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of the Shares.

Parent intends to seek to cause Benefytt to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Benefytt to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Benefytt. Furthermore, the ability of “affiliates” of Benefytt and persons holding “restricted securities” of Benefytt to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement prohibits the declaration or payment of any dividend or other distribution with respect to Benefytt Class A Shares or Class B Shares without Parent’s prior consent.

15. Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Date unless, immediately prior to the applicable Expiration Date:

(a) the number of Shares validly tendered and, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Class A Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly-owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date;

(b) no governmental entity of competent jurisdiction shall have enacted, issued, promulgated or enforced or entered any laws or issued any order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the Transactions;

(c) each regulatory filing required to be made pursuant to the Merger Agreement prior to the closing of the Merger shall have been made by Parent or Benefytt (as applicable);

(d) with respect to the representations and warranties of Benefytt set forth in the Merger Agreement:

(1)

the representations and warranties of the Company set forth in Sections 5.1(b)(i)-(iii) of the Merger Agreement (relating to certain aspects of the capital structure of Benefytt) shall be true and correct, subject only to inaccuracies that would not increase the aggregate amount of consideration payable by Purchaser in the Offer and the Merger by more than $3,000,000, relative to if such representations and warranties were true and correct in all respects, as of the date of the Merger Agreement and at the Offer Acceptance Time (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date);

(2)

the representations and warranties of Benefytt set forth in Section 5.1(f)(i) (relating to the absence of certain changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and at the Offer Acceptance Time;

(3)

the representation and warranties of Benefytt set forth in Section 5.1(c) (relating to corporate authorizations and approval) and Section 5.1(t) (relating to brokers and finders) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and at the Offer Acceptance Time;

(4)

each of the other representations and warranties of Benefytt set forth in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and at the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Benefytt to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, provided that in the case of this clause (4) and the preceding clause (3), such representations and warranties will be read without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification contained therein); and

(5)	Parent and Purchaser shall have received a certificate from Benefytt certifying each of the conditions set forth in (1) through (4) above.

(e) Benefytt shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Offer Acceptance Time and shall not have failed to comply with any covenant or agreement of Benefytt thereunder at or prior to the Offer Acceptance Time, and Parent and Purchaser shall have received a certificate of the Company to the foregoing effect;

(f) the waiting period applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated;

(g) the Founder Exchange and the tendering of all Shares held or controlled by the Founder Parties shall have occurred prior to the Expiration Date and no party (other than Parent) shall have breached in any material respect any of its obligations under, or terminated or repudiated, the Exchange Agreement;

(h) after the date of the Merger Agreement, there shall not have occurred any Change that, individually or taken together with any other Changes, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(i)     the Merger Agreement shall not have been terminated in accordance with its terms.

Purchaser has expressly reserved the right to: (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition) or (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Purchaser may not, however, without the prior written consent of the Company, (A) amend or waive the Minimum Condition, (B) decrease the Offer Price or (C) make any change to the Offer that: (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) reduces the number of Class A Shares to be purchased in the Offer to less than that required to satisfy the Minimum Condition, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, except as permitted by the Merger Agreement, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects any holder of Class A Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, or (6) provides for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Benefytt with the SEC and other publicly available information concerning Benefytt, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Benefytt’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Benefytt’s business, or certain parts of Benefytt’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where Benefytt is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Benefytt would have been subject to Section 203 of the DGCL had it not opted out of Section 203 of the DGCL in its certificate of incorporation. In general, Section 203 of the DGCL

(“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. In connection with its approval of the Merger Agreement, the Offer and the Merger, the Benefytt Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Benefytt, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 24, 2020, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on August 10, 2020, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Benefytt or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Texas Insurance Licensure. Under Texas insurance law and regulations promulgated thereunder, Parent is required to file certain information with the Texas Department of Insurance (“TDI”) in connection with its acquisition of indirect control of several Benefytt subsidiaries that are licensed in Texas as insurance agencies and third-party administrators. Parent submitted the required filings to TDI with respect to the Merger on July  17, 2020.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than Benefytt. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Benefytt.”

SCHEDULE I

Directors and Executive Officers of Parent and Purchaser and Certain Related Parties

The following schedule describes the relationships between Purchaser, Parent, MDP and certain of their affiliates, and sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer, director and/or manager of the entities described below. The current business address of each entity and person is c/o Madison Dearborn Partners, LLC, 70 West Madison Street, Suite 4600, Chicago, IL 60602 and the phone number of each entity and person is (312) 895-1000. Certain additional information about the entities and persons described in this Schedule I is included in Section 8—“Certain Information Concerning Parent and Purchaser.”

The following entities were formed in connection with the proposed acquisition of Benefytt by affiliates of MDP (the “Deal Entities”):

Entity	State of Formation	Controlled By	Management
Daylight Beta Corp (“Purchaser”)	Delaware	Daylight Beta Parent Corp., as sole stockholder	Board of Directors

Daylight Beta Parent Corp. (“Parent”)	Delaware	Daylight Beta Intermediate Corp., as sole stockholder	Board of Directors

Daylight Beta Intermediate Corp.	Delaware	Daylight Beta Holdings, LP, as sole stockholder	Board of Directors

Daylight Beta Holdings, LP	Delaware	Daylight Beta GP, LLC, as general partner	General Partner Managed

Daylight Beta GP, LLC	Delaware	Madison Dearborn Capital Partners VIII-A, L.P., as managing member	Member Managed

The executive officers of each of the foregoing entities are as follows:

•	Paul J. Finnegan (Co-Chief Executive Officer)

•	Samuel M. Mencoff (Co-Chief Executive Officer)

•	Karla J. Bullard (Vice President and Chief Financial Officer)

•	Annie S. Terry (Vice President and Secretary)

•	Elizabeth Q. Betten (Vice President)

•	Matthew W. Raino (Vice President)

•	Vahe A. Dombalagian (Managing Director and President of Daylight Beta Corp. and Daylight Beta Parent Corp.; Vice President of Daylight Beta Intermediate Corp. and Daylight Beta GP, LLC).

Vahe Dombalagian is the sole director of each of the foregoing entities which is managed by a board of directors.

The following table sets forth certain information with respect to the persons listed above:

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Paul J. Finnegan	USA	Co-Chief Executive Officer of MDP. Mr. Finnegan has been with MDP for each of the last five years.

Samuel M. Mencoff	USA	Co-Chief Executive Officer of MDP. Mr. Mencoff has been with MDP for each of the last five years.

Karla J. Bullard	USA	Chief Financial Officer and Managing Director of MDP. Ms. Bullard has been with MDP for each of the last five years.

Annie S. Terry	USA	Managing Director, General Counsel and Chief Compliance Officer of MDP. Ms. Terry has been with MDP for each of the last five years.

Elizabeth Q. Betten	USA	Managing Director of MDP. Ms. Betten has been with MDP for each of the last five years.

Matthew W. Raino	USA	Managing Director of MDP. Mr. Raino has been with MDP for each of the last five years.

Vahe A. Dombalagian	USA	Managing Director of MDP. Mr. Dombalagian has been with MDP for each of the last five years.

Each of Madison Dearborn Capital Partners VIII-A, L.P., Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P. hold an economic interest in Daylight Beta Holdings, LP. The following table sets forth certain information about the MDP entities which own and control the Deal Entities:

State of
Entity	Formation	Controlled By	Management
Madison Dearborn Capital Partners VIII-A, L.P.	Delaware	Madison Dearborn Partners VIII-A&C, L.P., as general partner	General Partner Managed

Madison Dearborn Capital Partners VIII-C, L.P.	Delaware	Madison Dearborn Partners VIII-A&C, L.P., as general partner	General Partner Managed

Madison Dearborn Capital Partners VIII Executive-A, L.P.	Delaware	Madison Dearborn Partners VIII-A&C, L.P., as general partner	General Partner Managed

Madison Dearborn Partners VIII-A&C, L.P.	Delaware	Madison Dearborn Partners, LLC, as general partner	General Partner Managed

Madison Dearborn Partners, LLC	Delaware	Samuel M. Mencoff and Paul J. Finnegan, as Managers	Manager Managed

Certain information regarding the executive officers of Madison Dearborn Partners, LLC is set forth below:

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
John A. Canning, Jr.	USA	Chairman of MDP. Mr. Canning has been with MDP for each of the last five years.

Paul J. Finnegan	USA	See profile above.

Samuel M. Mencoff	USA	See profile above.

Karla J. Bullard	USA	See profile above.

Annie S. Terry	USA	See profile above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Benefytt or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Company LLC

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by express mail, courier, or other expedited service:

American Stock Transfer & Trust Co., LLC Operations Center 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (888) 628-8208

Banks and Brokers: (212) 269-5550

Email: Benefytt@dfking.com